Filed by WesBanco, Inc. Pursuant to Rule 425
under the Securities Act of 1933
Subject Company: Oak Hill Financial, Inc.
(Commission File No. 333-146270)
This filing contains certain forward-looking statements related to the future performance of Oak Hill Financial, Inc. These statements, which are subject to numerous risks and uncertainties, are presented in good faith based on the company’s current condition and management’s understanding, expectations, and assumptions regarding its future prospects as of the date of this release. Actual results could differ materially from those projected or implied by the statements contained herein. The factors that could affect the company’s future results are set forth in the periodic reports and registration statements filed by the company with the Securities and Exchange Commission.
The proposed merger between WesBanco, Inc. and Oak Hill Financial, Inc. will be submitted to both WesBanco’s and Oak Hill’s shareholders for their consideration. Shareholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Shareholders may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about WesBanco and Oak Hill, at the SEC’s Internet site (http://www.sec.gov). These documents are also available, free of charge, at www.wesbanco.com or www.oakf.com. Copies of the joint proxy statement/prospectus and the SEC filings incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to the contact information noted below.

Contact:	WesBanco, Inc.
Attn: Larry G. Johnson, Secretary
One Bank Plaza
Wheeling, West Virginia 26003
(304) 234-9000

Contact:	Oak Hill Financial, Inc.
Attn: Dale B. Shafer, Interim Chief Financial
Officer, Secretary and Treasurer
14621 State Road 93
Jackson, Ohio 45640
(740) 286-3283
In connection with WesBanco’s proposed merger with Oak Hill, WesBanco has filed a registration statement on Form S-4 with the Securities and Exchange Commission containing a joint proxy statement/prospectus dated October 10, 2007, which has been mailed to both WesBanco and Oak Hill shareholders. Investors are urged to read these materials, and any other documents filed by WesBanco or Oak Hill with the SEC, because they contain or will contain important information about WesBanco, Oak Hill and the merger. WesBanco, Oak Hill and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of either WesBanco or Oak Hill in connection with the merger. Information about the directors and executive officers of WesBanco and Oak Hill and information about any other persons who may be deemed participants in this transaction is included in the joint proxy statement/prospectus. The joint proxy statement/prospectus and other relevant materials, and any other documents filed by WesBanco or Oak Hill with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. Investors may obtain free copies of the documents filed with the SEC by WesBanco by directing a written request to WesBanco, Inc., One Bank Plaza, Wheeling, West Virginia, Attn: Larry G. Johnson, Secretary. In addition, investors may obtain free copies of the documents filed with the SEC by Oak Hill by directing a written request to Oak Hill Financial, Inc., 14621 State Road 93, Jackson, Ohio 45640, Dale B. Shafer, Interim Chief Financial Officer, Secretary and Treasurer.
THE FOLLOWING IS A CORRESPONDENCE TO SHAREHOLDERS AND THE ELECTION FORM AND LETTER OF TRANSMITTAL, IN CONNECTION WITH THE PROPOSED MERGER OF OAK HILL WITH WESBANCO PURSUANT TO AN AGREEMENT AND PLAN OF MERGER BY AND AMONG WESBANCO, INC., WESBANCO BANK, INC., OAK HILL FINANCIAL, INC. AND OAK HILL BANKS, DATED AS OF JULY 19, 2007.

October 31, 2007
Dear Oak Hill Financial, Inc. Shareholder:
     As you know, WesBanco, Inc. (“WesBanco”) and Oak Hill Financial, Inc. (“Oak Hill”) have entered into an Agreement and Plan of Merger, dated as of July 19, 2007, pursuant to which Oak Hill would merge with WesBanco.
     Completion of the merger is subject to approval of the merger agreement and merger by the shareholders of Oak Hill, approval of the issuance of WesBanco common stock and adoption of the merger agreement and approval of the merger by the shareholders of WesBanco, as well as approval of various state and federal regulatory agencies. Oak Hill shareholders will vote on the merger at the special meeting of shareholders to be held on November 16, 2007. WesBanco shareholders will vote on the issuance of WesBanco common stock. By now, you should have received the joint proxy statement/prospectus for the special meeting which, among other things, describes the terms of the planned merger and provides information about WesBanco.
     Assuming that the merger is approved by Oak Hill’s shareholders and the issuance is approved by WesBanco’s shareholders, you will have the right to elect to receive shares of WesBanco common stock or cash, or a combination of both, in exchange for your shares of Oak Hill. You should be aware that the merger agreement includes allocation provisions in the event that Oak Hill shareholders elect to receive more WesBanco shares than are available or more cash than available. Thus, under the allocation provisions, you may be required to accept WesBanco common stock in connection with the merger, even if you elect to receive only cash in the merger, or to accept cash, even if you elect to receive only WesBanco common stock.
     The election procedures you must follow to exchange your Oak Hill shares are explained in detail in the enclosed documents, which include:
1.	Letter to Shareholders regarding the Election and Exchange of Common Stock of Oak Hill Financial, Inc.;

2.	Form of Election and Letter of Transmittal, together with Instructions and Guidelines for Certification of Taxpayer Identification Number, and;

3.	Notice of Guaranteed Delivery.
     We encourage you to read these documents carefully and make your election with respect to the consideration to be received in the merger by completing and returning the Form of Election and Letter of Transmittal before the deadline stated below. Please note that if you fail to return the election documents on a timely basis, you will receive whatever form of consideration is available after the electing shareholders have received their requested form of consideration under the allocation procedures. Neither WesBanco nor Oak Hill, nor their respective Boards of Directors makes any recommendation to any Oak Hill shareholder as to whether to elect WesBanco shares or cash in exchange for Oak Hill shares.
     To assist us with this exchange, we have engaged Computershare Trust Company, N.A. to serve as exchange agent and Georgeson Inc. to serve as Information Agent. Representatives from Georgeson Inc. may contact you by phone to make sure you have received the election materials and to answer any questions you may have. If you need information or additional forms, please call toll free at
     Please note that the election materials must be received by the exchange agent by 5:00 p.m., E.S.T., on Tuesday, November 27, 2007. Again, we encourage you to read carefully the enclosed materials and consult with your financial advisor.
Sincerely,
Paul M. Limbert
President and Executive Chief Executive Officer
This communication is not a solicitation of a proxy from any shareholder of Oak Hill. WesBanco has filed with the Securities and Exchange Commission a Registration Statement on Form S-4, of which the October 10, 2007 joint proxy statement/prospectus that was mailed to Oak Hill shareholders is part. WesBanco and Oak Hill may file other relevant documents concerning the merger. You should read the joint proxy statement/prospectus, and any other relevant documents to be filed with the SEC, because they contain or will contain important information about WesBanco, Oak Hill and the merger. Investors may obtain the documents free of charge at the SEC’s website, www.sec.gov. Documents filed with the SEC by WesBanco are available free of charge by contacting WesBanco at (304) 234-9000.

     To be effective, this Form of Election and Letter of Transmittal must be received by the Exchange Agent (identified below) no later than 5:00 p.m., E.S.T., on Tuesday, November 27, 2007, together with (1) the certificate(s) representing all common shares of Oak Hill to which this Form of Election and Letter of Transmittal relates or (2) a properly completed Guarantee of Delivery with respect to the certificate(s). Delivery of Oak Hill common shares may also be made by book-entry transfer to the Exchange Agent’s account at the Depository Trust Company (“DTC”). See General Instruction 15.
FORM OF ELECTION
AND
LETTER OF TRANSMITTAL
to accompany certificates representing
common shares, no par value per share, of
OAK HILL FINANCIAL, INC.
Please read and follow the accompanying instructions carefully and deliver to:
Computershare Trust Company, N.A., the Exchange Agent

by mail:	by overnight courier:

Computershare	Computershare
Attn: Oak Hill/WesBanco	Attn: Oak Hill/WesBanco
P.O. Box 859208	161 Bay State Drive
Braintree, MA 02185-9208	Braintree, MA 02184
For further information: call Georgeson Inc, the Information Agent, at 800-561-4184.

DESCRIPTION OF OAK HILL COMMON SHARES SURRENDERED
Name(s) of Record Holders
As Shown on the Certificate(s) and	Certificate(s) Being Surrendered
Address(es) of Such Record Holder(s)	(Attach Additional List if Necessary)
Number of Shares
Represented by
Each Certificate (or
Covered by a
	Certificate	Guarantee of
	Number	Delivery)

Total Shares

     Pursuant to the Agreement and Plan of Merger, dated as of July 19, 2007, by and between WesBanco, Inc. (“WesBanco”), WesBanco Bank, Inc., Oak Hill Financial, Inc. (“Oak Hill”) and Oak Hill Banks, and assuming approval of the merger agreement and merger of Oak Hill with WesBanco at the special meeting of shareholders of Oak Hill to be held on November 16, 2007 and the approval of the issuance of WesBanco common stock and adoption of the merger agreement and approval of the merger at the special meeting of shareholders of WesBanco to be held on November 16, 2007, the undersigned hereby surrenders to the Exchange Agent the certificate(s) representing the common shares, no par value per share, of Oak Hill (the “Oak Hill common shares”) owned of record by the undersigned as set forth herein, and hereby elects, in the manner indicated below, to have the Oak Hill common shares evidenced by such certificate(s) converted into the right to receive for each Oak Hill common share:
          (a) 1.256 shares of WesBanco common stock, par value $2.0833 per share (the “WesBanco common stock”), plus cash in lieu of fractional shares (the “stock consideration”), and set forth in the merger agreement (the “stock election”); OR
          (b) $38.00 in cash (the “cash consideration,” and, together with the stock consideration, the “merger consideration”); OR
          (c) the cash consideration with respect to a portion of the undersigned’s whole Oak Hill common shares evidenced by those certificate(s) as designated by the undersigned and the Stock Consideration with respect to the balance of the undersigned’s whole Oak Hill common shares evidenced by those certificate(s) as designated by the undersigned (the “mixed election”).
     If the undersigned does not mark one of the election boxes below, the undersigned will be deemed to have indicated no preference as to the receipt of cash consideration or stock consideration (a “non-election”) and will receive merger consideration based on the results of the allocation procedures set forth in the merger agreement and described in the joint proxy statement/prospectus.
     The undersigned understands that the election is subject to certain terms, conditions and limitations set forth in the merger agreement and described in the joint proxy statement/prospectus dated October 10, 2007 (the “joint proxy statement/prospectus”). A copy of the merger agreement is attached to the joint proxy statement/prospectus as Annex A. The merger agreement generally provides that, if the merger is completed, each share of Oak Hill common stock will be converted into the right to receive, according to each Oak Hill shareholder’s election, $38.00 in cash, without interest, or 1.256 shares of WesBanco common stock, as you may designate in this Form of Election and Letter of Transmittal. However, under the merger agreement, Oak Hill and WesBanco have agreed that, regardless of the elections made by Oak Hill shareholders, 90% of the outstanding shares of Oak Hill common stock will be converted into shares of Oak Hill common stock, and the remaining 10% of the shares will be converted into cash. Therefore, the stock and cash elections that you make may be subject to allocation to preserve this requirement. As a result, you could receive cash or shares of WesBanco common stock for greater or fewer Oak Hill shares than you specify in this Form of Election and Letter of Transmittal. If you make a non-election or if you fail to make a valid election, you may receive, in respect of those shares, cash, WesBanco common stock, or a mix of cash and shares of WesBanco common stock depending on, and after giving effect to, the number of valid cash elections and stock elections that have been made by other Oak Hill shareholders using the allocation procedures set forth in the merger agreement and described in the joint proxy statement/prospectus. A complete description of the merger and of the election and allocation procedures is included in the joint proxy statement/prospectus. Please read the joint proxy statement/prospectus carefully. Holders of Oak Hill common shares are urged to read the merger agreement and the joint proxy statement/prospectus in their entirety before completing this Form of Election and Letter of Transmittal.
     The undersigned understands that the definitive terms pursuant to which the merger will be effected in accordance with the merger agreement, including the amount and form of consideration to be received by holders of Oak Hill common shares, the effect of this Form of Election and Letter of Transmittal, and certain conditions to the consummation of the merger, are summarized in the joint proxy statement/prospectus, and all of those definitive terms and conditions are set forth in full in the merger agreement. The undersigned also understands that different tax consequences may be associated with each of the election options, and the undersigned is aware that those consequences are summarized in general terms in the joint proxy statement/prospectus section entitled “Material U.S. Federal Income Tax Consequences”.
     The undersigned hereby makes the following election for the undersigned’s Oak Hill common shares owned of record and surrendered herewith:
ELECTION
Check one of the boxes below:
☐	Stock Election: exchange all shares for stock – 1.256 shares of WesBanco common stock for each Oak Hill common share, plus cash in lieu of any fractional shares.

☐	Cash Election: exchange all shares for cash – $38.00 per share

☐	Mixed Election*

Shares of Oak Hill common stock converted into a cash payment of $38.00 per Share

Shares of Oak Hill common stock converted into 1.256 shares of WesBanco Common stock for each Oak Hill share, plus cash in lieu of any fractional shares

*	Please note that the total number of shares specified above should equal the total number of shares of Oak Hill common stock you own of record.
The undersigned may be deemed to have made a non-election if, with respect to any Oak Hill common shares held thereby:
     (a) None of the above elections is made; or
     (b) More than one of the above elections is made; or
     (c) The undersigned fails to follow the instructions on this Form of Election and Letter of Transmittal (including failure to submit share certificate(s), confirmation of a book-entry transfer of the shares into the Exchange Agent’s account at DTC or a Guarantee of Delivery) or otherwise fails to properly make an election; or
     (d) A completed Form of Election and Letter of Transmittal (including submission of the holder’s share certificate(s), confirmation of a book-entry transfer of the shares at DTC or a Guarantee of Delivery) is not received by the Exchange Agent by 5:00 p.m., E.S.T., on Tuesday, November 27, 2007 (the “Election Deadline”); or
     (e) The undersigned returns this Form of Election and Letter of Transmittal with a Guarantee of Delivery, but does not deliver the share certificate(s) representing the shares for which the election is being made, or such shares are not the subject of a confirmation of a book-entry transfer of the shares into the Exchange Agent’s account at DTC, within three NASDAQ Global Select Market trading days after the Election Deadline.
     In order to receive the merger consideration, (i) this Form of Election and Letter of Transmittal must be completed and signed in the space in the box on page 6 labeled “Shareholder(s) Sign Here”, (ii) the undersigned must complete and sign the Substitute Form W-9 (or if the undersigned is not a United States person for United States federal income tax purposes, the applicable Internal Revenue Service (“IRS”) Form W-8 as discussed under “Important Tax Information”) and (iii) this Form of Election and Letter of Transmittal along with the Substitute Form W-9 (or if the undersigned is not a United States person for United States federal income tax purposes the applicable IRS Form W-8 as discussed under “Important Tax Information”) must be mailed or delivered with the holder’s share certificate(s), or a Guarantee of Delivery to the Exchange Agent, to either of the addresses (or the facsimile number solely with respect to a Guarantee of Delivery) set forth above. Delivery of Oak Hill common shares may also be made by book-entry transfer of the shares to the Exchange Agent’s account at DTC. In order to properly make an Election, the Form of Election and Letter of Transmittal, along with the holder’s share certificate(s), or a Guarantee of Delivery and other required documents, must be received by the Exchange Agent prior to the Election Deadline.
     Each election is subject to the approval and adoption of the merger agreement and merger by Oak Hill’s shareholders, the terms, conditions and limitations that have been set forth in the merger agreement, the instructions and terms herein and the joint proxy statement/prospectus, which was mailed to Oak Hill shareholders on or about October 12, 2007, in connection with the special meetings of Oak Hill and WesBanco shareholders, both to be held on November 16, 2007. By filing this Form of Election and Letter of Transmittal with the Exchange Agent, you are acknowledging that you have received the joint proxy statement/prospectus.
     The undersigned hereby represents and warrants that the undersigned is, as of the date hereof, and will be, as of the effective time of the merger, the record holder of the Oak Hill common shares represented by the share certificate(s) surrendered herewith, with good title to those Oak Hill common shares and full power and authority (i) to sell, assign and transfer those Oak Hill common shares free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims, and (ii) to make the Election indicated herein. The undersigned will, upon request, execute any additional documents necessary or desirable to complete the surrender and exchange of those Oak Hill common shares. The undersigned hereby irrevocably appoints the Exchange Agent, as agent of the undersigned, to effect the exchange pursuant to the merger agreement and the instructions hereto. The undersigned hereby authorizes and instructs the Exchange Agent to deliver the certificate(s) covered hereby, and to receive on the undersigned’s behalf, in exchange for the Oak Hill common shares represented by such certificate(s), any check and/or any share(s) of WesBanco common stock issuable to the undersigned. Furthermore, the undersigned authorizes the Exchange Agent to follow any election and to rely upon all representations, certifications and instructions contained in this Form of Election and Letter of Transmittal. All authority conferred or agreed to be conferred in this Form of Election and Letter of Transmittal is binding upon the successors, assigns, heirs, executors, administrators and legal representatives of the undersigned and is not affected by, and survives, the death or incapacity of the undersigned.
     Record holders of Oak Hill common shares who are nominees must submit a separate Form of Election and Letter of Transmittal for each beneficial holder for whom that record holder is a nominee; provided, however, that at the request of WesBanco, that record holder must certify to the satisfaction of WesBanco that the record holder holds those shares as nominee for the beneficial owner(s) thereof. Each beneficial owner for whom a Form of Election and Letter of Transmittal is submitted will be treated as a separate holder of Oak Hill common shares, subject to the provisions concerning joint elections.
     Completing and returning this Form of Election and Letter of Transmittal does not have the effect of casting a vote with respect to approval and adoption of the merger agreement and merger at the annual meeting of shareholders of Oak Hill.

Special Issuance Instructions
(see Instructions 4 & 6)
To be completed only if the check is to be made payable to, and/or the certificate(s) for WesBanco common stock is to be issued in the name of, someone other than the record holder(s) of the Oak Hill common shares or the name of the record holder(s) needs to be corrected or changed.
Issue:     ☐ Certificate    ☐ Check to:

Name:

(Please Print)
Address:

(Include Zip Code)
(Tax Identification Number
or Social Security Number)

Special Delivery Instructions
(see Instructions 4 & 6)
To be completed only if the check is to be made payable to, and/or the share(s) of WesBanco common stock are to be issued in the name of, the record holder(s) of the Oak Hill common shares but are to be sent to another person or to an address other than as set forth beneath the record holder’s signature on this Form of Election and Letter of Transmittal.
Check or share(s) of WesBanco common stock to be delivered to:*

Name:

(Please Print)
Address:

(Include Zip Code)

*Please attach additional sheets if necessary.

Shareholder(s) Sign Here
(also complete Substitute Form W-9 below)
Please sign exactly as your name(s) appear(s) on your certificate(s). If this is a joint election, each person covered by this Form of Election and Letter of Transmittal must sign personally.
A check(s) or share(s) of WesBanco common stock will be issued only in the name of the person(s) submitting this Form of Election and Letter of Transmittal and will be mailed to the address set forth beneath the person’s signature unless the Special Delivery or Special Issuance Instructions are completed.

(Signature(s) of owner(s)—see Instruction 5)

Dated:

Social	Security or other Tax Identification Number
If signature is by a person(s) other than the record holder(s) and in the capacity of trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or any other persons(s) acting in a fiduciary or representative capacity, please provide the following information. See Instruction 5.

Name:

(please print)
Capacity:

Address:

(include zip code)
Daytime Telephone Number: (     )
Signature Guarantee
(if required by Instruction 4 or 6)
Apply signature guarantee medallion below
Dated:                     , 200
Name of eligible institution issuing Guarantee
Note: in the event that the check and/or share of WesBanco common stock is to be issued in exactly the name of the record holder as inscribed on the surrendered Oak Hill share certificate(s), the surrendered certificate(s) need not be endorsed and no guarantee of the signature on this Form of Election and Letter of Transmittal is required.

INSTRUCTIONS
     This Form of Election and Letter of Transmittal is to be completed and submitted to the Exchange Agent prior to the election deadline by those holders of Oak Hill common shares desiring to make an election. Holders of Oak Hill common shares who do not complete and submit this Form of Election and Letter of Transmittal prior to the election deadline cannot make an election. They will be deemed to have made a non-election and will receive merger consideration based on the results of the allocation procedures set forth in the merger agreement and described in the joint proxy statement/prospectus. Until a record holder’s share certificate(s) or confirmation of a book entry transfer of the shares into the Exchange Agent’s account at DTC, is received by the Exchange Agent at either of the addresses (or the facsimile number solely with respect to a Guarantee of Delivery) set forth on the front of this Form of Election and Letter of Transmittal, together with any other documents the Exchange Agent may require, and until the same are processed for exchange by the Exchange Agent, the holder will not be deemed to have made a valid election and will be deemed to have made a non-election and will be allocated stock consideration and/or a check representing the cash consideration or check representing cash in lieu of fractional shares (if any) in exchange for the holder’s share certificate(s) depending on the elections made by other Oak Hill shareholders pursuant to the allocation procedures set forth in the merger agreement and described in the joint proxy statement/prospectus. No interest will accrue on the cash consideration or any cash in lieu of fractional shares. Holders of Oak Hill common shares receiving stock consideration will be entitled to any dividends or other distributions with respect to WesBanco common stock which have a record date and are paid after the effective time of the merger.
     1. Time in Which to Make an Election. For an election to be validly made with respect to Oak Hill common shares owned by a holder, the Exchange Agent must receive, at either of the addresses set forth on the front page, prior to the election deadline, this Form of Election and Letter of Transmittal, properly completed and executed, and accompanied by the certificates representing such Oak Hill common shares, confirmation of a book-entry transfer of the Oak Hill common shares at DTC contained in an “Agent’s Message” or by a Guarantee of Delivery. Any shareholder whose Form of Election and Letter of Transmittal and certificates (or confirmation of a book entry transfer of the Oak Hill common shares at the Exchange Agent’s account at DTC or Guarantee of Delivery) are not so received will be deemed to have made a non-election. In the event Oak Hill common shares covered by a Guarantee of Delivery are not received (or are not the subject of a confirmation of a book-entry transfer of the Oak Hill common shares at the Exchange Agent’s account at DTC contained in an “Agent’s Message”) within three NASDAQ Global Select Market trading days after the election deadline, the holder thereof will be deemed to have made a non-election. As used herein, the term “Agent’s Message” means a message, transmitted by DTC, and received by, the Exchange Agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgement from the DTC participant delivering the Oak Hill common shares, that such participant has received and agreed to be bound by this Form of Election and Letter of Transmittal and that WesBanco may enforce such agreement against the participant.
     2. Change or Revocation of Election. Any holder of Oak Hill common shares who has made an election by submitting a Form of Election and Letter of Transmittal to the Exchange Agent may at any time prior to the election deadline change that holder’s election by submitting to the Exchange Agent a revised Form of Election and Letter of Transmittal, properly completed and signed, that is received by the Exchange Agent prior to the election deadline. Any holder of Oak Hill common shares may, at any time prior to the election deadline, revoke the election and withdraw the certificate(s) for the holder’s Oak Hill common shares deposited with the Exchange Agent by written notice to the Exchange Agent received prior to the election deadline. After the election deadline, a holder of Oak Hill common shares may not change the election and may not withdraw his or her certificate(s) unless the merger agreement is terminated.
     3. Nominees. Record holders of Oak Hill common shares who are nominees must submit a separate Form of Election and Letter of Transmittal for each beneficial owner for whom the record holder is a nominee; provided, however, that at the request of WesBanco the record holder must certify to WesBanco’s satisfaction that the record holder holds those Oak Hill common shares as nominee for the beneficial owner(s) thereof. Each beneficial owner for which a Form of Election and Letter of Transmittal is submitted will be treated as a separate holder of Oak Hill common shares.
     4. Guarantee of Signatures. No signature guarantee is required on this Form of Election and Letter of Transmittal if this Form of Election and Letter of Transmittal is signed by the record holder(s) of the Oak Hill common shares tendered herewith, and the shares(s) of WesBanco common stock and/or the check, if applicable, are to be issued to that record holder(s) without any correction or change in the name of the record holder(s). IN ALL OTHER CASES, ALL SIGNATURES ON THIS FORM OF ELECTION AND LETTER OF TRANSMITTAL MUST BE GUARANTEED. All signatures required to be guaranteed in accordance with these instructions must be guaranteed by a bank, broker or other institution that is a member of a Medallion Signature Guaranty Program. Public notaries cannot execute acceptable guarantees of signatures.
     5. Signatures on Form of Election and Letter of Transmittal, Stock Powers and Endorsements.
     (a) If this Form of Election and Letter of Transmittal is signed by the record holder(s) of the certificate(s) tendered hereby without any alteration, variation, correction or change in the name of the record holder(s), the signature(s) must correspond exactly with the name(s) as written on the face of the certificate(s) without any change whatsoever. In the event the name of the record holder(s) needs to be corrected or has changed (by marriage or otherwise), see Instruction 6.

     (b) If any Oak Hill common shares tendered hereby are held of record by two or more joint holders, each of the joint holders must sign this Form of Election and Letter of Transmittal.
     (c) If this Form of Election and Letter of Transmittal is signed by the record holder(s) of the share certificate(s) listed and transmitted hereby, no endorsements of the certificate(s) or separate stock powers are required.
     (d) If any surrendered Oak Hill common shares are registered in different names on several share certificates, it will be necessary to complete, sign and submit as many separate Forms of Election and Letters of Transmittal as there are different registrations of share certificates.
     (e) If this Form of Election and Letter of Transmittal is signed by a person(s) other than the record holder(s) of the certificate(s) listed, the certificate(s) must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name of the record holder(s) appears on the certificate(s). Signatures on the certificate or stock powers must be guaranteed. See Instruction 4.
     (f) If this Form of Election and Letter of Transmittal or any share certificate(s) or stock power(s) is signed by a person(s) other than the record holder(s) of the share certificate(s) listed and the signer(s) is acting in the capacity of trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or any other person(s) acting in a fiduciary or representative capacity, that person(s) must so indicate when signing and must submit proper evidence satisfactory to the Exchange Agent of authority to so act.
     6. Special Issuance and Delivery Instructions. Unless instructions to the contrary are given in the box entitled “Special Issuance Instructions” or the box entitled “Special Delivery Instructions,” the share(s) of WesBanco common stock and/or the check to be distributed upon the surrender of Oak Hill common shares pursuant to this Form of Election and Letter of Transmittal will be issued in the name and mailed to the address of the record holder(s) set forth in the box entitled “Description of Oak Hill Common Shares Surrendered.” If the share(s) and/or check are to be issued in the name of a person(s) other than the record holder(s) or if the name of the record holder(s) needs to be corrected or changed (by marriage or otherwise), the box entitled “Special Issuance Instructions” must be completed. If the share(s) and/or check are to be sent to a person(s) other than the record holder(s), or to the record holder(s) at an address other than that shown in the box entitled “Description of Oak Hill Common Shares Surrendered,” then the box entitled “Special Delivery Instructions” must be completed. If the box entitled “Special Issuance Instructions” is completed, or the box entitled “Special Delivery Instructions” is completed other than for the sole purpose of changing the address of the record holder(s), the signature(s) of the person(s) signing this Form of Election and Letter of Transmittal must be guaranteed. See Instruction 4.

     7. Substitute Form W-9. Each exchanging Oak Hill shareholder is required to provide the Exchange Agent with the shareholder’s correct Taxpayer Identification Number (“TIN”), generally the shareholder’s social security or federal employer identification number, on the Substitute Form W-9, which is provided under “Important Tax Information” below, or, alternatively, to establish another basis for exemption from backup withholding. An exchanging shareholder must cross out item (2) in the Certification box of the Substitute Form W-9 if such shareholder is subject to backup withholding. In addition to potential penalties, failure to provide the correct information on the Substitute Form W-9 may subject the exchanging shareholder to 28% federal income tax backup withholding on any reportable payments made to such shareholder. If the exchanging shareholder has not been issued a TIN and has applied for one or intends to apply for one in the near future, such shareholder should write “Applied For” in the space provided for the TIN in Part I of the Substitute Form W-9, and sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number. If “Applied For” is written in Part I and the Exchange Agent is not provided with a TIN by the time of payment, the Exchange Agent will withhold 28% from any reportable payments made to such shareholder. An exchanging shareholder that is not a United States person may qualify as an exempt recipient by submitting to the Exchange Agent a properly completed Form W-8BEN, Form W-8ECI, Form W-8IMY or W-8EXP, as applicable (which the Exchange Agent will provide upon request) signed under penalty of perjury, attesting to that shareholder’s exempt status.
     8. Inadequate Space. If there is inadequate space to complete any box or to sign this Form of Election and Letter of Transmittal, the information or signatures required to be provided must be set forth on additional sheets substantially in the form of the corresponding portion of this Form of Election and Letter of Transmittal and attached to this Form of Election and Letter of Transmittal.
     9. Indication of Certificate Numbers and Shares. This Form of Election and Letter of Transmittal should indicate the certificate number(s) of the certificate(s) representing the Oak Hill common shares covered hereby and the number of shares represented by each certificate.
     10. Method of Delivery. The method of delivery of all documents is at the option and risk of the holder of Oak Hill common shares. If delivery is by mail, the use of registered mail, with return receipt requested, properly insured, is strongly recommended. A return envelope is enclosed. It is suggested that this Form of Election and Letter of Transmittal be mailed to the Exchange Agent as soon as possible. Delivery of the documents will be deemed effective, and risk of loss and title with respect thereto will pass, only when materials are actually received by the Exchange Agent.
     11. Payment. Normally, a single check for any cash consideration will be issued to each holder. Holders participating in a joint election will also receive a single check for the holders’ Oak Hill common shares. The Exchange Agent will deliver any shares of WesBanco common stock issuable to the undersigned Oak Hill shareholder registered in certificated form. As a result, if applicable, you will receive a physical certificate evidencing shares of WesBanco common stock issued as part of the merger consideration. Holders of Oak Hill common stock whose shares are held by a broker or other nominee in “street name” will not receive physical certificates representing the new shares of WesBanco common stock. Instead, their accounts will be credited with the new shares in accordance with the procedures used by their broker or nominee.
     12. Lost Certificates. If your certificate(s) representing shares of Oak Hill common stock have been lost, stolen or destroyed, you should contact Oak Hill directly at (740) 286-3283 for further instructions.
     13. Non-Consummation of Merger. Consummation of the merger is subject to the required approval and adoption of the merger agreement and merger by the shareholders of Oak Hill and approval of the issuance of WesBanco common stock and adoption of the merger agreement and approval of the merger by the shareholders of WesBanco, to the receipt of all required regulatory approvals and to the satisfaction of certain other conditions. No payments related to any surrender of the certificates) will be made prior to the consummation of the merger, and no payments will be made to shareholders if the merger agreement is terminated. If the merger agreement is terminated, all elections will be void and of no effect and certificates submitted to the Exchange Agent will be returned as soon as practicable to the persons submitting them.
     14. Voting Rights, Dividends and Dissenters’ Rights. Holders of Oak Hill common shares will continue to have the right to vote and to receive all dividends paid on all Oak Hill common shares deposited by them with the Exchange Agent until the merger becomes effective. Any Form of Election and Letter of Transmittal submitted by a shareholder who exercises dissenter’s rights under Ohio law will be invalid and will be rejected. If a dissenting shareholder ceases to be a dissenting shareholder but does not submit a valid Form of Election and Letter of Transmittal prior to the election deadline, each Oak Hill common share held by that dissenting shareholder will be treated as a share for which the shareholder has indicated no preference as to the stock consideration or cash consideration.
     15. Guarantee of Delivery. Holders of Oak Hill common shares whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Exchange Agent or cannot complete the procedure for delivery of Oak Hill common shares by book-entry transfer into the Exchange Agent’s account at DTC prior to the election deadline, may deliver their Oak Hill common shares by properly completing and duly executing a form of Guarantee of Delivery if (1) the Guarantee of Delivery is made by or through a member of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or by a commercial bank or trust company in the United States, (2) prior to the election deadline, the Exchange Agent receives a properly completed and duly executed Guarantee of Delivery form, as provided herein, together with a properly completed and duly executed Form of Election and Letter of Transmittal and any other documents required by the Form of Election and Letter of Transmittal; and (3) the certificates for all the Oak Hill common shares covered by the Guarantee of Delivery, in proper form for transfer (or confirmation of a book-entry transfer of such Oak Hill common shares into the Exchange Agent’s account at DTC), are received by the Exchange Agent within three NASDAQ Global Select Market trading days after the election deadline. If the above requirements are not satisfied in a timely manner, the holder will be deemed to have made a non-election.
     16. Construction. All elections will be considered in accordance with the terms and conditions of the merger agreement. All questions with respect to the Form of Election and Letter of Transmittal (including, without limitation, questions relating to the timeliness, effectiveness or revocation of any election) will be resolved by WesBanco in its sole discretion and such resolution will be final and binding. With the consent of WesBanco, the Exchange Agent may (but is not required to) waive any immaterial defects or variances in the manner in which the Form of Election and Letter of Transmittal has been completed and submitted so long as the intent of the holder of Oak Hill common shares submitting the Form of Election and Letter of Transmittal is reasonably clear. Neither the Exchange Agent nor WesBanco is under any obligation to provide notification of any defects in the deposit and surrender of any certificate(s) formerly representing Oak Hill common shares, nor shall the Exchange Agent or WesBanco be liable for any failure to give any such notification.
     17. Miscellaneous. No fraction of a share of WesBanco common stock will be issued upon the surrender for exchange of a certificate(s) for Oak Hill common shares. In lieu of fractional shares, an amount of cash determined under a formula set forth in the merger agreement will be paid by check. Completing and returning this Form of Election and Letter of Transmittal does not have the effect of casting a vote with respect to approval and adoption of the merger agreement at the annual meeting of shareholders of Oak Hill. To vote on the merger agreement, please consult the joint proxy statement/prospectus.
     18. Questions and Requests for Information. Questions and requests for information or assistance relating to this Form of Election and Letter of Transmittal should be directed to Georgeson Inc., as Information Agent, at 800-561-4184. Additional copies of the joint proxy statement/prospectus and this Form of Election and Letter of Transmittal may be obtained by calling Georgeson Inc., at the number below.
The Exchange Agent is:
COMPUTERSHARE TRUST COMPANY, N.A.
The Information Agent is:
199 Water Street, 26th Floor
New York, NY 10038
Banks and Brokers Call Collect: 212-440-9800
All Others Call Toll-Free: 800-561-4184

IMPORTANT TAX INFORMATION
     Each Oak Hill shareholder is required to provide the Exchange Agent with such shareholder’s correct TIN on the Substitute Form W-9 below or otherwise establish a basis for exemption from backup withholding. If such shareholder is an individual, the TIN is generally such shareholder’s social security number. In addition to potential penalties, failure to provide the correct information on the Substitute Form W-9 may subject the exchanging shareholder to 28% federal income tax backup withholding on any reportable payments made to such shareholder. If the Exchange Agent is not provided with the correct TIN or an adequate basis for exemption, reportable payments made to such shareholder may be subject to backup withholding and the shareholder may be subject to a penalty imposed by the Internal Revenue Service. Certain shareholders (including, among others, corporations and certain foreign persons) are not subject to these backup withholding and reporting requirements. Exempt shareholders should indicate their exempt status on the Substitute Form W-9. A foreign person may qualify as an exempt recipient by submitting to the Exchange Agent a properly completed Internal Revenue Service Form W 8-BEN, Form W-8ECI, Form W-8IMY or W-EXP, as applicable (instead of a Substitute Form W-9), signed under penalties of perjury, attesting to such shareholder’s status as an exempt foreign person. Shareholders are urged to consult their own tax advisors to determine whether they are exempt from these backup withholding and reporting requirements. If backup withholding applies, the Exchange Agent is required to withhold 28% of any reportable payments made to the shareholder or other payee. Backup withholding is not an additional federal income tax. If the required information is furnished to the Internal Revenue Service in a timely manner, the federal income tax liability of persons subject to backup withholding may be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained from the Internal Revenue Service.
Purpose of Substitute Form W-9
     To prevent backup withholding on any payments that are made in connection with the merger to a shareholder that is a United States person, the shareholder is required to provide the Exchange Agent with (i) the shareholder’s correct TIN by completing the Substitute Form W-9 below, certifying (x) that the TIN provided on the Substitute Form W-9 is correct (or that the shareholder is awaiting a TIN), (y) that (A) the shareholder is exempt from backup withholding, (B) the shareholder has not been notified by the Internal Revenue Service that the shareholder is subject to backup withholding as a result of a failure to report all interest or dividends, or (C) the Internal Revenue Service has notified the shareholder that the shareholder is no longer subject to backup withholding, and (z) that such shareholder is a U.S. person (including a U.S. resident alien), or (ii) if applicable, an adequate basis for exemption. As indicated above, a shareholder that is a foreign person may qualify as an exempt recipient by submitting to the Exchange Agent a properly completed Form W-8BEN, Form W-8ECI, Form W-8IMY or W-EXP, as applicable (instead of a Substitute W-9), signed under penalties of perjury, attesting to such shareholder’s status as an exempt foreign person.

What Number to Give the Exchange Agent
The shareholder is required to give the Exchange Agent the TIN (e.g., social security number or employer identification number) of the record holder of the Oak Hill common stock tendered by this Letter of Transmittal. If the shares of Oak Hill common stock are in more than one name or are not in the name of the actual owner, consult the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional guidance on which number to report.
The Substitute Form W-9 BELOW must be completed and signed by each Oak Hill shareholder that is a United States person for United States federal income tax purposes. PLEASE PROVIDE YOUR SOCIAL SECURITY NUMBER OR OTHER TAXPAYER IDENTIFICATION NUMBER (“TIN”) AND CERTIFY THAT YOU ARE NOT SUBJECT TO BACKUP WITHHOLDING.

NOTE: FAILURE TO COMPLETE AND RETURN THE SUBSTITUTE FORM W-9 MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ANY REPORTABLE PAYMENTS MADE TO YOU. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS, AND PLEASE SEE “IMPORTANT TAX INFORMATION”.
COMPLETE THE FOLLOWING CERTIFICATION IF YOU WROTE
“APPLIED FOR”
INSTEAD OF A TIN ON THE SUBSTITUTE FORM W-9.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER
I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a TIN to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of all reportable payments made to me will be withheld.

Sign Here	Signature of
	U.S. person	Date

GUIDELINES FOR CERTIFICATION OF
TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9
     Guidelines for Determining the Proper Identification Number for the Payee (You) to Give the Payer—Social Security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e., 00-00-0000. The table below will help determine the number to give the payer. All “Section” references are to the Internal Revenue Code of 1986, as amended. “IRS” is the Internal Revenue Service.

Give the name
For this type	Give the name and social	For this type of account:	employer identification
of account:	security number of —		number of —
1. Individual	The individual	6. Sole proprietorship	The owner (3)
or single-member LLC

2. Two or more	The actual owner of the	7. A valid trust, estate, or	The legal entity (4)
Individuals	account or, if combined	pension trust
(joint account)	funds, the first individual
on the account (1)

3. Custodian	The minor (2)	8. Corporate or LLC	The corporation
Account of		electing corporate
A minor		status on Form 8832
(Uniform
Gift to
Minors Act)

Give the name
For this type	Give the name and social	For this type of account:	employer identification
of account:	security number of —		number of —
4. a. The usual	The grantor-trustee(1)	9. Association, club,	The organization
Revocable		religious, charitable,
Savings trust		education, or other
(grantor is		tax-exempt organization
Also trustee)

b. So-called	The actual owner(1)	10. Partnership or multi-	The partnership
trust account		member LLC
that is not a
legal or valid
trust under
state law

5. Sole	The owner(3)	11. A broker or registered	The broker or
Proprietorship		nominee	nominee
or single-owner
LLC

		12. Account with the	The public entity
Department of Agriculture
In the name of a public
Entity (such as a state or
Local government, school
District, or prison) that
Receives agricultural program
Payments

(1)	List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person’s number must be furnished.

(2)	Circle the minor’s name and furnish the minor’s social security number.

(3)	You must show your individual name, but you may also enter your business or “doing business as” name. You may use either your social security number or your employer identification number (if you have one).

(4)	List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE: If no name is circled when there is more than one name listed, the number will be considered to be that of the first name listed

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

Obtaining a Number
If you do not have a taxpayer identification number, apply for one immediately. To apply for a SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office. Get Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for a TIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can get Forms W-7 and SS-4 from the IRS by calling 1 (800) TAX-FORM, or from the IRS Web Site at www.irs.gov.
Payees Exempt From Backup Withholding
Payees specifically exempted from backup withholding include:
1. An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7) if the account satisfies the requirements of Section 401(f)(2).
2. The United States or any of its agencies or instrumentalities.
3. A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities.
4. A foreign government or any of its political subdivisions, agencies or instrumentalities.
5. An international organization or any of its agencies or instrumentalities.
Payees that may be exempt from backup withholding include:
6. A corporation.
7. A foreign central bank of issue.
8. A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.
9. A futures commission merchant registered with the Commodity Futures Trading Commission.
10. A real estate investment trust.
11. An entity registered at all times during the tax year under the Investment Company Act of 1940.
12. A common trust fund operated by a bank under Section 584(a).
13. A financial institution.
14. A middleman known in the investment community as a nominee or custodian.
15. A trust exempt from tax under Section 664 or described in Section 4947.
The chart below shows types of payments that may be exempt from backup withholding. The chart applies to the exempt recipients listed above, 1 through 15.

If the payment is for	THEN the payment is
exempt for

Interest and dividend payments	All exempt recipients except for 9

Broker transactions	Exempt recipients 1 through 13. Also, a person registered under the Investment Advisers Act of 1940 who regularly acts as broker
Exempt payees should complete a substitute Form W-9 to avoid possible erroneous backup withholding. Furnish your taxpayer identification number, check the appropriate box for your status, check the “Exempt from backup withholding” bar, sign and date the form and return it to the payer Foreign payees who are not subject to backup (withholding should complete an appropriate Form W-8 (in lieu of the Substitute Form W-9) and return it to the payer
Privacy Act Notice. Section 6109 requires you to provide your correct taxpayer identification number to payers who must file information returns with the IRS to report interest, dividends, and certain other income paid to you to the IRS.

The IRS uses the numbers for identification purposes and to help verify the accuracy of your return and may also provide this information to various government agencies for tax enforcement or litigation purposes and to cities, states, and the District of Columbia to carry out their tax laws, and may also disclose this information to other countries under a tax treaty, or to Federal and state agencies to enforce Federal nontax criminal laws and to combat terrorism. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.
Penalties
(1) Failure to Furnish Taxpayer Identification Number. If you fail to furnish your correct taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.
(2) Civil Penalty for False Information with Respect to Withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.
(3) Criminal Penalty for Falsifying Information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.
(4) Misuse of Taxpayer Identification Number. If you disclose or use a taxpayer identification number in violation of federal law, you may be subject to civil and criminal penalties.
FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

OAK HILL FINANCIAL, INC.
NOTICE OF GUARANTEED DELIVERY
     This Notice of Guaranteed Delivery or one substantially similar hereto must be used to make a valid election with respect to your shares of common stock of Oak Hill Financial, Inc. (“Oak Hill”), as set forth in the joint proxy statement/prospectus dated October 10, 2007 (the “joint proxy statement/prospectus”), and the accompanying Form of Election and Letter of Transmittal and the instructions thereto (collectively, the “Form of Election and Letter of Transmittal”), if (1) your stock certificate(s) representing shares of Oak Hill common stock are not immediately available, (2) you cannot complete the procedure for book-entry transfer on a timely basis or (3) you cannot deliver the certificate(s) and all other required documents to Computershare (the “Exchange Agent”) prior to 5:00 p.m., E.S.T., on Tuesday, November 27, 2007, the election deadline. You may deliver this Notice of Guaranteed Delivery by overnight courier or mail to the Exchange Agent as set forth below and it must be received by the Exchange Agent on or before the election deadline. See “Mailing Instructions” in the Form of Election and Letter of Transmittal for further information.
TO: COMPUTERSHARE, Exchange Agent

If delivered by Mail, to:	If delivered by Overnight Delivery:	For Eligible Institutions only:

Computershare	Computershare	By Fax: (781) 930-4942
Attn.: Oak Hill/WesBanco	Attn: Oak Hill/Wesbanco	Confirmation of fax:
P.O. Box 859208	161 Bay State Drive	(781) 930-4900
Braintree, MA 02185-9208	Braintree, MA 02184
     DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.
     This Notice of Guaranteed Delivery is not to be used to guarantee signatures, if a signature on a Form of Election and Letter of Transmittal is required to be guaranteed by an “Eligible Institution” under the instructions thereto.

Ladies and Gentlemen:
     I hereby acknowledge that if the shares of Oak Hill common stock listed below are not delivered to the Exchange Agent by 5:00 p.m. E.S.T. on Tuesday, November 27, 2007 (as set forth in the Form of Election and Letter of Transmittal), the Exchange Agent may deem that I have not made an election with respect to such shares.
     I hereby tender to the Exchange Agent the shares of Oak Hill common stock listed below, upon the terms of and subject to the conditions set forth in the joint proxy statement/prospectus and the related Form of Election and Letter of Transmittal, including the instructions thereto, receipt of which I hereby acknowledge, pursuant to the guaranteed delivery procedures set forth in the proxy statement/prospectus, as follows:

Certificate No.	Number of Shares

The Book-Entry Transfer Facility Account Number
(if the shares of Oak Hill common stock will	Sign Here
be delivered by book-entry transfer)

Account Number at Book-Entry Transfer	Signature(s)
Facility

Number of Shares	Number and Street or P.O. Box

Dated: , 2007

City, State, Zip Code
GUARANTEE
     The undersigned, a participant in the Security Transfer Agents Medallion Program, the Stock Exchange Medallion Program or the New York Stock Exchange, Inc. Medallion Signature Program guarantees delivery to the Exchange Agent of certificates representing the shares of Oak Hill common stock listed above, in proper form for transfer or delivery of such shares of Oak Hill common stock pursuant to procedures for book-entry transfer, in either case with delivery of a properly completed and duly executed Form of Election and Letter of Transmittal (or manually signed facsimile thereof) and any other required documents, no later than 5:00 p.m. E.S.T. on Tuesday, November 27, 2007.

Firm Name (Print)

Authorized Signature

Address

City, State, Zip Code

Area Code and Telephone Number
Date                      , 2007
DO NOT SEND CERTIFICATE(S) OR ANY OTHER REQUIRED DOCUMENTS WITH THIS FORM. THEY SHOULD BE SENT WITH THE FORM OF ELECTION AND LETTER OF TRANSMITTAL TO THE EXCHANGE AGENT (UNLESS A BOOK-ENTRY TRANSFER FACILITY IS USED).